SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PolarityTE, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

731094108
(CUSIP Number)

Liad Meidar
Gatemore Capital Management LLP
33 Cavendish Square
London W1G 0PW
+44 (0) 207 580 0300

Aneliya Crawford
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731094108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Gatemore Capital Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,928,753 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,928,753 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,928,753 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 731094108	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Liad Meidar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,928,753 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,928,753 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,928,753 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 731094108	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $3,528,165 to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Gatemore Fund.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 28, 2020, Gatemore issued a public letter to the Board (the "Public Letter") expressing Gatemore's dissatisfaction with the Board's decision to engage in a recent series of dilutive financings. The Public Letter called on the Board to (i) de-classify the Board such that all directors are up for re-election every year, (ii) grant Gatemore access to the Issuer's books and records pursuant to a formal demand Gatemore intends to submit to the Board and (iii) form a strategic alternatives committee of the Board, made up of independent directors, to evaluate any new financing or other strategic opportunities.

The foregoing description of the Public Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is attached as Exhibit B to this Schedule 13D and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. the percentages set fort in this Schedule 13D are based upon 39,741,323 shares of Common Stock outstanding, which is the sum of (i) 39,241,323 shares of Common Stock outstanding as of November 5, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 9, 2020, plus (ii) 500,000 shares of Common Stock issued in connection with the exercise of the Warrants.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	There have been no transactions in the shares of Common Stock effected by the Reporting Persons in the last sixty days.

CUSIP No. 731094108	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On November 20, 2020, the Reporting Persons acquired a total of 500,000 shares of Common Stock upon the exercise of the Warrants for an aggregate exercise price of $50,000 (or $0.10 per share of Common Stock).

Except as described above in this Item 6, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the Securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit B:	Public Letter to the Board, dated as of December 28, 2020.

CUSIP No. 731094108	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2020

GATEMORE CAPITAL MANAGEMENT LLP

By:	/s/ Liad Meidar
Name:	Liad Meidar
Title:	Managing Partner

/s/ Liad Meidar
LIAD MEIDAR

EXHIBIT B

Public Letter to the Board

December 28, 2020

Mr. Peter Cohen

Chairman of the Board

PolarityTE, Inc.

123 North Wright Brothers Drive

Salt Lake City, UT 84116

CC: Board of Directors of PolarityTE, Inc.

Dear Peter,

As you are aware, Gatemore Capital Management LLP ("Gatemore" or "we") manages the Gatemore Special Opportunities Fund, which today controls 5.3% of the common stock of PolarityTE, Inc. ("Polarity" or the "Company") on a fully diluted basis.

We have been enthusiastic investors in Polarity because we believe its primary product, SkinTE, is well positioned to revolutionize wound treatment. Indeed, since Gatemore first invested in Polarity in September 2019, we have interacted extensively with management on a range of corporate and strategic matters.

However, a series of highly dilutive financings over the past year demonstrate that the current board and management have little regard for their fiduciary duty towards shareholders and have even cast doubts over whether they are fit to act in shareholders' interests.

Last week, the Board acted in bad faith, pushing through yet another dilutive financing without offering it to existing shareholders first. In fact, we were wall-crossed to discuss this financing, then never provided any materials or information on the placement, learning about it from the company's filing with the SEC. This was despite multiple conversations with the Chairman and CEO this month, during which we were explicitly assured that the Company would exert patience and not seek to raise capital at the current depressed levels. Making matters worse, these financings have been used to fund a bloated cost structure and failed regulatory strategy that have now resulted in the product being three to five years away from full FDA approval.

GATEMORE CAPITAL MANAGEMENT LLP • 33 CAVENDISH SQUARE • LONDON W1G 0PW

Registered in England and Wales • Number: OC346366

Authorised and regulated by the Financial Conduct Authority

On February 12, 2020, the Board announced a highly dilutive public offering of 10.6 million shares and 10.6 million warrants. The market made its opinion clear as Polarity's share price plummeted 47% in a single day. Additionally, management conceded in our discussions that the warrants exercise price of $2.80 was creating a "glass ceiling" for the share price. In an effort to mitigate the damage caused by this short-sighted action (and to ostensibly remove this ceiling and clear out the warrants), on November 19, 2020, the Company announced that it had reduced the exercise price of the warrants from $2.80 to $0.10 – a drastic step once again poorly received by the markets, resulting in a further 31% drop in share price.

Given the inept handling of the February 2020 warrants, we were truly baffled that only a month later the company decided to issue a further 10.6 million warrants at a meagre exercise price of $0.62, a decision completely at odds with the November 19 announcement.

Such repeated incoherent and inconsistent steps over the course of a year, coupled with the flippant manner in which they have been implemented, leave us deeply concerned. Since November 2020 alone, the Board has increased the fully diluted shares outstanding by c. 80% in return for c. $8.5 million of net proceeds. This is unconscionable, especially considering the immense potential of SkinTE and the intrinsic value of the company's intellectual property, and ultimately is a clear indication of the market's view of the current management team and Board. All the while, the Board has issued additional shares to management, further diluting shareholders and rewarding them for failed strategy and execution.

We are extremely concerned that if we do not act immediately, this type of activity and disregard for shareholder interests will continue to destroy shareholder value. As such, we demand that the board immediately take the following actions:

1.	De-Classify Board. De-classify the board such that all directors are up for re-election every year. This is best practice in corporate governance, and there is no reason for the Company not to adhere to this approach. The declassification should be accomplished in a single year rather than wait for a rolling declassification over multiple years as is the practice of boards who truly care about proper governance.
2.	Books and Records. Grant us access to books and records, pursuant to a demand for such records we intend to submit in short order, so that we can investigate potential breaches of fiduciary duties relating to this financing. We are prepared to enter into an appropriate non-disclosure agreement to receive these materials since we view transparency around the Board's decision related to the financings as vital to the shareholders' assertion of their rights.
3.	Strategic Alternatives Committee. Form a strategic alternatives committee on the board, made up of independent directors, who will evaluate any new financing or other strategic opportunities.

We are confident the actions we are demanding will be welcomed by the majority of shareholders, as they represent ways of safeguarding shareholder value. Please confirm with us by January 15, 2020 that you have initiated all necessary steps to meet these demands.

Thank you for your attention.

Sincerely,

Liad Meidar

Managing Partner

GATEMORE CAPITAL MANAGEMENT LLP • 33 CAVENDISH SQUARE • LONDON W1G 0PW

Registered in England and Wales • Number: OC346366

Authorised and regulated by the Financial Conduct Authority